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                                    FORM 6-K

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

                         SECURITIES EXCHANGE ACT OF 1934

                             dated December 13, 2002

                         Commission File Number 1-14878

                                   GERDAU S.A.

                    (Exact Name as Specified in its Charter)

                                       N/A

                       (Translation of Registrant's Name)

                                Av. Farrapos 1811
             Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]    Form 40-F _____


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes _____         No  [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 13, 2002

                                   GERDAU S.A.




                                   By:/s/ Osvaldo  Burgos Schirmer
                                      ---------------------------------
                                      Name:   Osvaldo Burgos Schirmer
                                      Title:  Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit                   Description of Exhibit

1                         Press release dated December 2, 2002